ANNUAL GENERAL & SPECIAL MEETING OF SHAREHOLDERS

THURSDAY
06
JULY 2023
10:00AM (MST)

All information related to the meeting can be found at:
www.agmconnect.com/HITI2023

You can attend the meeting virtually using the login credentials below at:
https://app.agmconnect.com

VOTER ID: <<VOTER ID>>
MEETING ACCESS CODE: <<MEETING CODE>>

<<NAME>> <<NAME 2>>
<<ADDRESS 1>>
<<ADDRESS 2>>
<<ADDRESS 3>>
<<COUNTRY>>

<<VOTER ID>>

NOTE TO VOTER

To be valid, your form of proxy must be received no later than **10:00AM (MST)** on **Tuesday, July 04, 2023.**

- DETACH HERE - - DETACH HERE - - DETACH HERE -

This proxy is solicited on behalf of the management of HIGH TIDE INC. (the "Corporation"). The undersigned, being a shareholder of the Corporation hereby appoints, Harkirat (Raj) Grover, Chief Executive Officer of the Corporation, or failing him, Sergio Patino, Interim Chief Financial Officer of the Corporation, or instead of either of them:

Name: ______________________________, and Email: ______________________________,

as proxyholder for and on behalf of the undersigned with the power of substitution to attend, act and vote for and on behalf of the undersigned in respect of all matters that may properly come before the **annual and special meeting of the shareholders of the Corporation** to be held on JULY 06, 2023 at 10:00AM MST (the "**Meeting**"), and at any adjournment or adjournments thereof, to the same extent and with the same power as if the undersigned were personally present at the Meeting or such adjournment or adjournments thereof. The undersigned hereby directs the proxyholder to vote the securities of the Corporation recorded in the name of the undersigned as specified herein.

1. Fix The Number of Directors to Five (5)
Fixing the number of directors to be elected at the Meeting at Five (5). — FOR ☐ AGAINST ☐

2. Election of Directors

Nominee	FOR	WITHHOLD
01. Andrea Elliott	☐	☐
02. Harkirat (Raj) Grover	☐	☐
03. Nitin Kaushal	☐	☐
04. Arthur Kwan	☐	☐
05. Christian Sinclair	☐	☐

3. Appointment of Auditors
Appointment of Ernst & Young LLP as auditors of the Corporation for the ensuing year and authorizing the Directors to fix their remuneration. — FOR ☐ WITHHOLD ☐

4. Approval of an Advance Notice By-Law
To consider and, if thought appropriate, to pass, with or without variation, an ordinary resolution of disinterested shareholders to ratify, confirm and approve By-Law No. 3 providing advance notice of nominations of Directors of the Corporation, as more particularly described in the Information Circular. — FOR ☐ AGAINST ☐

This proxy revokes & supercedes all proxies of earlier date.

DATED this ___ day of ____________, 2023

Number of Shares <<NUMBER OF SHARES>>

____
Signature of Shareholder

____
Name of Shareholder (Please Print)

<<VOTER ID>>

Voter Information Sheet

AGMCONNECT

ATTENDING THE MEETING

REGISTERED HOLDER *Your Common Shares are registered in your name in the Company's register.*	*BENEFICIAL OWNER* *Your Common Shares are held by a nominee, such as a securities broker, in your favour.*
BY INTERNET: Login to https://app.agmconnect.com using your unique login credentials found on the reverse page. Click 'JOIN MEETING'. **BY PHONE:** Call AGM Connect at +1 855 839 3715	*1) Appoint yourself or another as your proxy by either:* *- Appointing and filling out the form at: https://app.agmconnect.com* *- Mailing in provided envelope, including the proxy form below* *- Scan & email the proxy below to: voteproxy@agmconnect.com* *2) Contact AGM Connect: +1 855 839 3715* *3) Join the virtual meeting via https://app.agmconnect.com*

VOTE YOUR SHARES

All shareholders are encouraged to vote by proxy ahead of the AGM
Proxies may be voted:

- Online via https://app.agmconnect.com
- by completing and returning the lower portion of this proxy form
- by calling AGM Connect at +1.855 839 3715

You can vote and access the meeting via:

... computer

... Smartphone or Tablet

calling: +1.855.839.3715

- DETACH HERE - - DETACH HERE - - DETACH HERE -

NOTES AND INSTRUCTIONS

THIS PROXY IS SOLICITED BY MANAGEMENT OF THE CORPORATION.

1. The shares represented by this proxy will be voted. Where a choice is specified, the proxy will be voted as directed. Where no choice is specified, this proxy will be voted in favour of the matters listed on the proxy. The proxy confers discretionary authority on the above named person to vote in his or her discretion with respect to amendments or variations to the matters identified in the notice of meeting accompanying the proxy or such other matters which may properly come before the Meeting.
2. Each shareholder has the right to appoint a person other than management designees specified above to represent them at the Meeting. Such right may be exercised by inserting in the space provided the name of the person to be appointed, who need not be a shareholder of the Corporation.
3. Each shareholder must sign this proxy. Please date the proxy. If the shareholder is a corporation, the proxy must be executed by an officer or attorney thereof duly authorized.
4. If the proxy is not dated in the space provided, it is deemed to bear the date of its mailing to the shareholders of the Corporation.
5. If the shareholder appoints any of the persons above, including persons other than Management Designees, as proxy to attend and act at the meeting:
   (a) the shares represented by the proxy will be voted in accordance with the instructions of the shareholder on any ballot that may be called for;
   (b) where the shareholder specifies a choice in the proxy with respect to any matter to be acted upon, the shares represented by the proxy shall be voted accordingly, and
   (c) **IF NO CHOICE IS SPECIFIED WITH RESPECT TO THE MATTERS LISTED ABOVE, THE PROXY WILL BE VOTED FOR SUCH MATTERS**

CONDITIONS

If any amendments or variations to the matters referred to above or to any other matters identified in the notice of meeting are proposed at the Meeting or any adjournment or adjournments thereof, or if any other matters which are not now known to management should properly come before the Meeting or any adjournment or adjournments thereof, this proxy confers discretionary authority on the person voting the proxy to vote on such amendments or variations or such other matters in accordance with the best judgment of such person.

To be valid, this proxy must be received by AGM Connect at 401 Bay Street, Suite 2704, Toronto, Ontario, M5H 2Y4, Fax Number: 416-222.4202, Email: voteproxy@agmconnect.com, not later than 48 hours, excluding Saturdays, Sundays and statutory holidays in the City of Toronto, Ontario, prior to the Meeting or any adjournment thereof. Late proxies may be accepted or rejected by the Chair of the Meeting in their discretion, and the Chair is under no obligation to accept or reject any particular late proxy.